SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             Healthsouth Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    421924101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Gerald Kerner, Esq.
                     c/o Duquesne Capital Management, L.L.C.
                         40 West 57th Street, 25th Floor
                               New York, NY 10019
                                 (212) 830-6655
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Serge Benchetrit, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 12, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

8

                                  SCHEDULE 13D

---------------------------------------           --------------------------
CUSIP No.  GB00B04QKW59                            Page 2 of 9 Pages
---------------------------------------           --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Duquesne Capital Management, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES       --------- -----------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     26,997,600
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,997,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            26,997,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARE*       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------           --------------------------
CUSIP No.  GB00B04QKW59                            Page 3 of 9 Pages
---------------------------------------           --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stanley F. Druckenmiller
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES       --------- -----------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     26,997,600
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                26,997,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            26,997,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARE*       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

This statement on Schedule 13D (this "Schedule 13D") is being filed with respect to the beneficial ownership of shares of Common Stock ("Common Stock") of Healthsouth Corporation, a Delaware corporation (the "Company"). This Schedule 13D supercedes the Amendment No. 1 to Schedule 13G filed on February 3, 2005.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock. The Company's principal executive office is located at One Healthsouth Parkway, Birmingham, Alabama 35243.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by:

     (i) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to several investment funds (the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (the "Shares"); and

     (ii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital and Mr. Druckenmiller are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019.

     (c) The principal business of Duquesne Capital is to serve as investment manager to the Funds. The principal business of Mr. Druckenmiller is to invest in securities through Duquesne Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other
         Consideration.

The Funds expended an aggregate of approximately $130,775,990 of their own investment capital to acquire the 26,997,600 shares of Common Shares held by them (the "Shares"). The Shares were acquired in open market purchases.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Goldman Sachs & Co., which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

The Reporting Persons intend to share with members of the Company's management and members of the Company's Board their views on the composition of the Company's Board of Directors and of its committees (including the Audit Committee and its chairmanship) and on the filling of any existing vacancies.

The Shares were acquired for investment purposes. Recent transactions in the Shares were made in the ordinary course of business.

Furthermore, the Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons may purchase additional shares of Common Stock and, alternatively, may sell Shares in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a) & (b) Ownership and power over disposition:

A.   Duquesne Capital
     ----------------

     (a)  Amount beneficially owned: 26,997,600.
     (b) Percent of class: 6.8%. The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 396,427,172 outstanding shares of Common Stock issued and outstanding as reported in the Company's Report on Form 10-Q for the quarter ended September 30, 2002.
     (c)  Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 26,997,600
          (iii) Sole power to dispose or direct the disposition: -0-

          (iv)  Shared power to dispose or direct the disposition:  26,997,600

B.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 26,997,600.
     (b) Percent of class: 6.8%.
     (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote: -0-
         (ii) Shared power to vote or direct the vote: 26,997,600
         (iii) Sole power to dispose or direct the disposition: -0-
         (iv)  Shared power to dispose or direct the disposition: 26,997,600

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person during the past 60 days are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in the open market.

     (d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, securities reported in this Schedule 13D.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     Attached hereto as Exhibit 99.1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons which were effected during the past 60 days.

     Attached hereto as Exhibit 99.2 is a Joint Filing Agreement by and among the Reporting Persons, dated as of May 12, 2005.

     Attached hereto as Exhibit 99.3 is a Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 12, 2005


                                       DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                       By:   /s/ Gerald Kerner
                                            ------------------------------------
                                             Name: Gerald Kerner
                                             Title: Managing Director


                                       STANLEY F. DRUCKENMILLER


                                       By:   /s/ Gerald Kerner
                                            ------------------------------------
                                             Name: Gerald Kerner
                                             Title: Attorney-in-Fact






                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            HEALTHSOUTH CORPORATION]